May 22, 2012

U.S. SECURITIES AND EXCHANGE COMMISSION
100 F. Street N.E.
Washington DC  20549

Attn: Jay Williamson

RE:   Essense Water, Inc.
      CIK 0001459287
      Request for Withdrawal of Amendment to
      Form S-1 Registration Statement
      File No. 333-180978
      Accession Number 0001459287-12-000006

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended
("Securities Act"), Essense Water, Inc. hereby requests the withdrawal of the Post-Effective Amendment under the Securities Act to our registration statement on Form S-1. (Accession No. 0001459287-12-000006.)

The subject Post-Effective Amendment was submitted via EDGAR and accepted by the Securities and Exchange Commission on May 18, 2012, accession number 0001459287-12-000006. This was filed incorrectly, appearing as a filing for the Company's most recent S-1 filing, as it was tagged with the wrong file number.

Very truly yours,

/s/ Kevin Nichols
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    Kevin Nichols
    President, CEO